Exhibit 99.1

Orla Mining Reports Fourth Quarter 2020 Results and Provides Camino Rojo Construction Update

Project Engineering 94% Complete and Construction 10% Complete

VANCOUVER, BC, March 22, 2021 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide results for the fourth quarter and year ended December 31, 2020.

(All amounts are in U.S. dollars unless otherwise stated)

FOURTH QUARTER 2020 HIGHLIGHTS:

  127,000 person-hours worked at Camino Rojo during the quarter with zero lost time incidents ("LTI") project to date.
  Advancement of the Camino Rojo Oxide Project (the "Project" or "Camino Rojo") with engineering 94% complete and construction 10% complete. Project capital committed totalled $88.4 million at year end and $95.9 million on February 28, 2021 (including owner's costs). Committed costs to date have been in line or below the estimated capital costs.
  Camino Rojo capital expenditures totalled $12.9 million in the fourth quarter and total $47.7 million for the project to date, on February 28, 2021, out of a total project capital expenditure estimate of $134 million.
  Exploration and evaluation expenditures totalled $3.9 million for the quarter.
  Net loss of $7.6 million or $0.03 per share for the quarter.
  Cash and cash equivalents of $72.2 million at year end and $39.9 million on February 28, 2021.
  Completion of the Layback Agreement at Camino Rojo on the neighbouring concession with Fresnillo plc ("Fresnillo"). Under the terms of the Layback Agreement, $25.0 million was paid to Fresnillo in the first quarter of 2021, as the first of three staged payments over a three-year period.
  During the quarter, the Company completed the second tranche drawdown of $50.0 million on its previously announced Project Finance Facility ("Credit Facility"). The Company has $50.0 million available on its $125.0 million Credit Facility.
  Commencement of trading on NYSE American.

"2020 was a significant year for Orla Mining as we advanced our key strategic priorities, most notably the Camino Rojo Oxide Project. Detailed engineering and procurement are well-advanced, positioning us for successful execution. Construction ramped up in the fourth quarter and we are focused on the critical path activities as we target first pour by the end of year," said Jason Simpson, President and Chief Executive Officer of Orla Mining.

CAMINO ROJO OXIDE CONSTRUCTION UPDATE

Detailed engineering is 94% complete and 93% of project purchase orders have been made. Contracts have been awarded for earthworks, concrete, electrical and mechanical, diversion channels, permanent camp, and ancillary buildings. A mining contractor has been selected and final negotiations are ongoing. Once finalized, contractor mobilization to site will begin leading to commencement of mining activities later in the second quarter.

Current construction activities include earthworks, installation of the camp and offices, drilling of back-up water wells, and site fence erection. Process pond and reclaim tunnel areas are being excavated and foundations are being prepared for the Merrill Crowe plant, crusher, camp, as well as ancillary buildings (see Figures 1-3). Flora and fauna relocation is 97% complete while clearing and grubbing is 91% complete. The 33-kV power line to site was approved by the Mexican federal electricity commission in 2020 and construction is currently 73% complete.

Fabrication of crushing, conveying, and stacking equipment and the Merrill Crowe plant remain on schedule. Process plant equipment began arriving on site in the fourth quarter of 2020. Deliveries thus far include crushing, stacking, conveying equipment and the Merrill Crowe plant as well as heap leach and solution ponds piping and liners (see Figure 4).

An update to the Camino Rojo Feasibility Study was released in January 2021 to include the layback area resulting in a larger oxide pit. The 2021 Feasibility Study highlights a 54% increase in contained gold mineral reserves and a 3.5-year extension to the mine life of the Camino Rojo Project over the June 2019 Feasibility Study. The estimated Project after-tax net present value ("NPV") (5% discount rate) is $452 million with an after-tax internal rate of return ("IRR") of 62% at a gold price of $1,600 per ounce and a silver price of $20 per ounce. The Company is planning to complete a 2,500-metre core drilling program on Fresnillo's property and integrate Orla's geological and resource models with Fresnillo's drill data. This work will enable material on the Fresnillo concession to be included in the measured and indicated mineral resource categories and to be included in an updated mineral reserve estimate.

Videos highlighting the Camino Rojo Project and ongoing construction activities are available at www.orlamining.com/investors/media/.

Figure 1: Excavation of Process Ponds and Preparation of Heap Leach Pad (CNW Group/Orla Mining Ltd.)

Figure 2: Preparation of Merrill Crowe Plant Area (CNW Group/Orla Mining Ltd.)

Figure 3: Preparation of Camp Area (CNW Group/Orla Mining Ltd.)

Figure 4: Process Plant Equipment Delivery and Laydown (CNW Group/Orla Mining Ltd.)

Figure 5: First Mining Blast (CNW Group/Orla Mining Ltd.)

CAMINO ROJO SULPHIDE PROJECT

The Company is advancing multiple development scenarios on the Sulphide Project and is targeting to complete a Preliminary Economic Assessment ("PEA") by year end.

A 6,000-metre oriented core drilling program began on the large sulphide resource at the Camino Rojo deposit in the fourth quarter of 2020. The objective of the program is to generate additional information regarding the continuity and geometry of the higher-grade mineralization and provide new material for geotechnical and metallurgical studies. The drilling program is approximately 80% complete.

CERRO QUEMA OXIDE PROJECT DEVELOPMENT

In Panama, the Company continued work on the Cerro Quema Pre-Feasibility Study update which is expected to be released in the second quarter of 2021. Specific ongoing workflows include resource modelling, process and metallurgy design, geotechnical drilling, hydrology testing, and environmental study and review. The geotechnical drilling to support the study began during the third quarter of 2020.

2021 OUTLOOK AND UPCOMING MILESTONES

  Continue to advance construction activities at the Camino Rojo Oxide Project towards a targeted first pour in the fourth quarter of 2021.
  Complete the update to the Pre-Feasibility Study at the Cerro Quema Oxide Project in the second quarter of 2021.
  Advance the PEA study on the Camino Rojo Sulphide Project for completion by year end 2021.
  Complete the core drilling program at Camino Rojo on Fresnillo's property to enable material on the concession to be included in the measured and indicated mineral resource categories and to be included in an updated mineral reserve estimate.
  Continue to advance exploration programs with activities focused on supporting study work and new target identification. For 2021, the Company has budgeted $4.0 million for exploration activities in Mexico and $1.1 million for exploration activities in Panama.

COVID-19 RISK MANAGEMENT

The Company continues to maintain robust organization-wide COVID-19 protocols to support the health of our employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

CONSOLIDATED FINANCIAL STATEMENTS

Orla's audited consolidated financial statements and management's discussion and analysis for the three and 12 months ended December 31, 2020 are available on the Company's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and at www.sec.gov, respectively.

Qualified Persons Statement

The scientific and technical information related to Cerro Quema and Camino Rojo in this presentation has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., and Mr. Sylvain Guerard, P. Geo., who are the Qualified Persons for this presentation as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, the terms of the Layback Agreement, and the Company's development, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure in this release uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained in this release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained or referenced in this release may not qualify as "reserves" under SEC standards. In addition, this release uses the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources of any category in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource could ever be mined economically. It cannot be assumed that all or any part of "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" in this release is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") but as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. Investors are specifically cautioned that there are also significant differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" or other measures under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. For the above reasons, information contained in this presentation containing descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

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For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Director, Investor Relations; www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 22-MAR-21